FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 18, 2013 announcing that it has been awarded a project valued at $99 million over approximately three and a half years.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated December 18, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Awarded $99-Million Project from Colombia’s MINTIC
Ministry of Information, Technology and Communications to expand Internet kiosk (Kioscos
Digitales) deployment and connectivity to schools and communities in rural areas

PETAH TIKVA, Israel, 18 December 2013 – Gilat Satellite Networks Ltd. (Nasdaq:GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it has been awarded a project valued at $99-million over approximately three and a half years. The contract for the project is expected to be signed shortly. In support of the Kioscos Digitales project, Gilat will provide Colombia’s Ministry of Information and Technology (MINTIC) Connectivity Division with deployment and connectivity services to rural communities and schools within the framework of the Ministry’s national Kioscos Phase 2/VIVE DIGITAL project.

MINTIC, a long-time Gilat customer, has already used services based on Gilat’s SkyEdge II VSATs, including SkyEdge II WebEnhance, in nearly 4,000 rural communities and schools. This latest project, valued at $99 million, includes 10 months of rural Internet and telephony deployment, plus three years of connectivity and educational training services for more than 1,900 digital kiosks in two regions.

“We are very happy to have been awarded this project to help MINTIC provide Internet and telephony services as part of its commitment to provide digital inclusion, development and employment to rural Colombian residents,” said Erez Antebi, CEO of Gilat Satellite Networks. “It is very satisfying to see an organization such as MINTIC continue to rely on Gilat’s ability to provide technology and services of this size and scope.”

Kioscos Digitales is an initiative of the Ministry of Information Technologies and Communications which aims to provide community Internet access points to 100% of the population centers of more than 100 people, by 2014. The project is focused on rural areas and remote locations as part of the aim to achieve digital inclusion of children, youth and adults of all ages.

About MINTIC
The Ministry of Information Technology and Communications is the entity responsible for the design, adoption and promotion of policies, plans, programs and projects in the field of information technology and communications.

Among its functions is to increase and facilitate information technologies and communications access to all residents of the country. For more information, please visit http://www.mintic.gov.co/index.php/mn-english-home

About Gilat
Gilat Satellite Networks Ltd. (Nasdaq:GILT) (TASE:GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite- on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.  The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com